Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

October 11, 2011

Video message from NYSE Euronext CEO Duncan Niederauer to employees

Good morning everybody.  It’s a Friday morning in New York and I just wanted to give everyone an update on what has been another eventful week; it seems like every week’s an eventful week now.

Three topics this morning:  One, is to give you an update on the statement of objections we just received from the case team and where we go from here.  Number two, how we’re doing on the immigration process.  And number three, a few words consistent with what I said in the employee note about the macro environment and its impact on the stock price.

So first topic is, we did get the long-awaited statement of objections a couple of days ago.  It is a 100-plus-page document, we’re still working through it, I hope to have a summary by the end of today, and the way the process will work now is we have two weeks to respond to that statement of objections.  Now what I’ve been saying to a lot of folks is remember, it’s called a statement of objections for a reason.  This was not a surprise to us, this was an expected part of the process and what this does it is it narrows the funnel so we now know what the case team in Brussels, who’s been dedicated to the merger proposal, thinks about the deal.  And what this document articulates is the issues and concerns that they still have with the deal.  So the good news is anything not mentioned in the statement means they’re satisfied that if we put the two companies together, there’s no issue with those parts of the business.

So we will spend the next two weeks responding to that.  We are likely to request an open hearing and attend that in late October, and then I think we’ll know where we stand a lot more by the end of this month.  So that’s how things will play out for the next few weeks.  But again, no surprises.  Some of the headlines said that the EU objected to the deal; this is just a natural part of the process that will play out over the next two to three months.

Secondly, on the integration, we continue to make good progress.  I thought Andrew put it very well the other day when he said we are probably six to nine months ahead of where we were with the NYSE-Euronext combination.  So I know for those of you who are working on it there are times when it’s challenging, there are times when it seems quite tedious.  Just stay the course, and before you get frustrated with anything just kick it up to us and we’ll do the best we can.  Senior management from both companies is talking on an almost daily basis, and I will promise you we can resolve any issues that we’re having and we’re very close to making some key decisions and I think the spirit at the senior level continues to be quite good; we just need to make sure that spirit cascades down at both companies.  But we are well ahead of schedule and I’m very proud of what everyone’s been working on there.

Lastly, in terms of the day-to-day business, we just put out our third-quarter volume numbers today.  You saw them, all very, very strong.  I think, you know, if you compare that to previous summer quarters, it was quite a strong quarter.  So I won’t preview the third-quarter results for you – we’ll get to that at the end of the month when we do the earnings – but I think you could see from the volume numbers a very solid quarter.  So thanks to all of you for keeping your heads down and staying focused on the business; that’s what we need you to do for the balance of the year, and assume I will record videos like this – probably every week for the next few weeks here as the regulatory process unfolds in Brussels.

Just a few words on the macro environment.  As I said in the employee note, there’s not much we can do about it.  You’ve got EU sovereign issues, you’ve got a weakening Euro, you’ve got ongoing concerns about a financial transactions tax or where European regulation might go.  We will keep you all apprised of all that, but understand that most of that is out of our control.  We just have to focus on what we can control, and I think all of you have been doing a great job at doing that.

Lastly, just a quick preview on my travel schedule.  It looks like I will be in Amsterdam next Wednesday and then Brussels next Thursday and then back here for some meetings at the end of the week.  And then most of the week of the 24th will have me in Europe, probably starting in Brussels, moving to Paris for our board meeting and then heading to Russia for some meetings that I have with the International Advisory Committee at the end of the month.

So look for more of these in the coming days and weeks.  Thank you for your support and have a terrific weekend.  See you out there.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.